ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

BF ACQUISITION GROUP V, INC.

Pursuant to the provisions of Section 607 of the Florida Statutes, the undersigned corporation adopts the following articles of amendment to its articles of incorporation:

I.

The name of the corporation is BF ACQUISITION GROUP V, INC.

II.

The following amendment to the articles of incorporation were adopted and approved by the board of directors on September 30, 2009.  The number of votes cast for the amendments were sufficient for approval. Shareholder approval was not required.

1.

Article III of the original articles of incorporation shall be deleted and replaced with the following:

ARTICLE III. CAPITAL STOCK.

The number of shares of stock that this corporation is authorized to have outstanding at any one time is:

1.

50,000,000 shares of common stock, $0.001 par value; and

2.

5,000,000 shares of Preferred Stock.  The board of directors is authorized to provide for the issuance of such Preferred Stock in classes and series and, by filing the appropriate articles of amendment with the Secretary of State of Florida, is authorized to establish the number of shares to be included in each class and series and the preferences, limitations, and relative rights of each class and series.

3.

Of these shares of Preferred Stock, 2,000,000 shares shall have the following preferences, limitations and relative rights:

A.

The stated value of each share of the Series A Preferred Stock shall be $0.001 par value.

B.

Each share of Series A Preferred Stock shall automatically convert into one (1) share of the corporation’s common stock upon the earlier of the following (i) eighteen months from the date of purchase of the Series A Preferred Stock; (ii) the day prior to the date that a bid and an ask price for the corporation’s common stock is initiated on the over-the-counter bulletin board (or similar medium of exchange); or (iii) the day prior to the date that the corporation merges, consolidates or reorganizes with, or is acquired by another corporation (or other entity), whereby in any such case this corporation is not the surviving entity. Subsequent to conversion, each share of the Series A Preferred Stock, upon surrender, shall be exchanged at the office of any transfer agent for the corporation’s common stock into one (1) fully paid and non-assessable shares of the corporation’s common stock.

C.

The shares of the Series A Preferred Stock shall be identical to the common stock except that the Series A Preferred Stock shall be non-voting and not be entitled to vote on any matter that holders of common stock are entitled to vote on. Each share of the Series A Preferred Stock is entitled to vote one (1) vote per share on all matters relating to matters concerning the Series A Preferred Stock, without provision for cumulative voting.

 Signed this 2nd day of October 2009.

_________________________________

William R. Colucci, Director